SALOMON BROTHERS HIGH INCOME FUND II INC

ANNUAL MEETING OF SHAREHOLDERS

August 8, 2002


1. Election of Directors
	Votes	 Votes
Name of Director	Votes For	Against		Withheld	Abstentions

	Class I
		Daniel P Cronin	65,997,976.507	1,125,956.390	--	--
		Jeswald W. Salacuse	65,926,776.507	1,197,156.390	--	--

	Class II
		Leslie H. Gelb	65,880,993.507	1,243,049.390	--	--

	Class III
		Carol L. Colman	65,941,798.507	1,182,134.390	--	--


At October 31, 2002, in addition to the above directors, the other Directors of the Fund were as follows:

R. Jay Gerken
Dr. Riordan Roett